                                                 RULE NO. 424(b)(2)
                                                 REGISTRATION NO. 33-50665


          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 17, 1993

                                 $120,000,000
[LOGO]                     CUMMINS ENGINE COMPANY, INC.
                    6.75% DEBENTURES DUE FEBRUARY 15, 2027

                               ----------------

  Interest on the Debentures is payable on February 15 and August 15 of each year, commencing August 15, 1997. The Debentures are redeemable, in whole or in part, at the option of the Company at any time after February 15, 2007 at a redemption price equal to the greater of (i) 100% of the principal amount of such Debentures or (ii) as determined by a Quotation Agent (as defined herein), the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein), plus accrued interest thereon to the date of redemption. The registered holder of each Debenture may elect to have that Debenture, or any portion of the principal amount thereof that is a multiple of $1,000, repaid on February 15, 2007 at 100% of the principal amount thereof, together with accrued interest to February 15, 2007. Such election, which is irrevocable when made, must be made within the period beginning on December 15, 2006 and ending at 5:00 pm (New York City time) on January 15, 2007.

  The Debentures offered hereby will be represented by global Debentures registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the global Debentures will be shown on, and transfers thereof will be effected only through, records maintained by DTC (as defined herein) and its participants. Except as described herein, Debentures in definitive form will not be issued. The Debentures will be issued only in registered form in denominations of $1,000 and integral multiples thereof. See "Description of the Debentures".

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
    PASSED UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS SUPPLEMENT  OR
     THE PROSPECTUS  TO  WHICH  IT  RELATES.  ANY  REPRESENTATION  TO  THE
      CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                                   INITIAL PUBLIC   UNDERWRITING  PROCEEDS TO
                                 OFFERING PRICE (1) DISCOUNT (2) COMPANY (1)(3)
                                 ------------------ ------------ --------------
Per Debenture...................      99.697%          0.650%       99.047%
Total...........................    $119,636,400      $780,000    $118,856,400

--------
(1) Plus accrued interest from February 15, 1997.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $150,000 payable by the Company.

                               ----------------

  The Debentures offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Debentures will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about February 20, 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                            LEHMAN BROTHERS

                               ----------------

         The date of this Prospectus Supplement is February 14, 1997.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

                             AVAILABLE INFORMATION

  The Commission (as defined herein) maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding Cummins Engine Company, Inc. The address of such site is: http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") are incorporated herein by reference:

    1. Annual Report on Form 10-K for the year ended December 31, 1995.

    2. Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 29, 1996.

    3. Each document filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of the Debentures shall be deemed to be incorporated by reference into this Prospectus Supplement and to be made a part hereof from the date of filing of such document.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

  The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus Supplement is delivered, upon the request of such person, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Written requests should be addressed to Debra L. Miller, Director--Investor Relations, Mail Code 60915, 500 Jackson Street, Box 3005, Columbus, Indiana 47202-3005. Telephone requests may be directed to (812) 377-3121.

                                  THE COMPANY

  Cummins Engine Company, Inc. ("Cummins" or the "Company") is a leading worldwide designer and manufacturer of diesel engines, ranging from 76 to 6,000 horsepower. The Company also produces alternate fueled engines and engine components and subsystems. Cummins provides power and components for a wide variety of equipment in its key markets: automotive, power generation, industrial and filtration.

  Cummins sells its products to original equipment manufacturers ("OEMs"), distributors and other customers worldwide and conducts manufacturing, sales, distribution and service activities in most areas of the world. Sales of products to major international firms outside North America are transacted by exports directly from the United States and shipments from foreign facilities (operated through subsidiaries, affiliates, joint ventures or licensees) which manufacture and/or assemble Cummins' products.

  In 1996, approximately 56% of net sales were in the United States. Major international markets include Asia and Australia (17% of net sales); Europe (14% of net sales); Canada (6% of net sales); and Mexico and South America (5% of net sales).

AUTOMOTIVE

 HEAVY-DUTY TRUCK

  Cummins has a complete line of 8-, 10-, 11- and 14-litre diesel engines that range from 260 to 525 horsepower serving the heavy-duty truck market. The Company's heavy-duty diesel engines are offered as standard or optional power by most major heavy-duty truck manufacturers in North America. The Company's largest customer for heavy-duty truck engines in 1996 was Freightliner Corporation, which represented approximately 5% of the Company's net sales.

  For 1996, factory retail sales of North American heavy-duty trucks are expected to be more than 20% below that of the previous year's level. Factory retail sales were 227,000 units in 1995 and 207,000 units in 1994. The Company's share of the North American heavy-duty truck engine market was 35% through November 1996, based on data published by the American Automotive Manufacturers Association. Based on such data, the Company's share of the North American heavy-duty truck engine market was 35% in 1995 and 34% in 1994.

  Based on data published by the Society of Motor Manufacturers and Traders, the Company's share of engines for trucks sold in the United Kingdom was 11% in 1996 and 15% in 1995.

  Based on data published by the National Association of Truck and Bus Manufacturers, Cummins remained the leader of the heavy-duty truck market in Mexico, where the economy began to recover in 1996.

  In 1995, the Company introduced new versions of its M11 and N14 engines, both of which have advanced electronic controls and information technology. In 1995, the Company also began to ship alternate fueled engines for urban special-purpose truck markets and regional haul operations.

 MIDRANGE TRUCK

  The Company has a line of diesel engines ranging from 130 to 300 horsepower serving midrange and intercity delivery truck customers worldwide. In 1996, the Company began introducing its next generation of midrange diesel engines, with higher horsepower and electronic controls.

  The Company entered the North American midrange diesel engine truck market in 1990. Based upon data published by R. L. Polk, the Company's share of the market for diesel-powered medium-duty trucks was 32% through October 1996, the latest date for which information is available.

The Company's share of this market was 35% in 1995 and 34% in 1994, based on such data. Ford Motor Company was the Company's largest customer of midrange engines for this market in 1996, representing approximately 4% of the Company's net sales.

  The Company sells its B and C Series engines and engine components outside North America to midrange truck markets in Asia, Europe, South America and India. In 1996, the Company expanded its relationship with Dongfeng Motor Corporation of China ("Dongfeng"), from a license arrangement for the production of B Series engines by Dongfeng, to a joint venture for the production of C Series engines.

 BUS AND LIGHT COMMERCIAL VEHICLES

  For this market, Cummins has both diesel and natural gas engines for pickup trucks, school buses, transit buses, delivery trucks and recreational vehicles.

  In North America, Chrysler Corporation, which offers the Cummins B Series engines in its Dodge Ram pickup truck, was the Company's largest customer for midrange engines in this market, representing approximately 8% of the Company's net sales in 1996. The Company's new 5.9 litre engine will be introduced first into the recreational vehicle market and, by early 1998, into the Dodge Ram pickup truck. This engine will increase horsepower from 215 to 235 in the manual transmission option.

  The Company's C Series and M11 diesel engines and L10 natural gas engine are available for the US transit bus market. The demand for alternate fueled products continues to grow. At the 1996 Olympics in Atlanta, 95 of the 100 alternate fueled buses were equipped with the Company's engines. In 1994, Cummins introduced its B Series alternate fueled engine for school buses in the United States and, in 1995, introduced the C Series alternate fueled engine.

POWER GENERATION

  In 1996, power generation sales represented 23% of the Company's net sales. Products include Cummins' engines, Onan Corporation ("Onan") and Power Group International Limited ("Power Group") generator sets and Newage International Ltd. ("Newage") alternators. Each of Onan, Power Group and Newage are subsidiaries of the Company.

  In stationary power, electrical power generation products and services are provided to major markets worldwide. The Company's joint venture with Wartsila Diesel International Ltd. Oy of Finland ("Wartsila") to produce high-horsepower engines is proceeding on schedule. The QSZ engine family was introduced by the joint venture in 1996 with initial deliveries in Europe and Asia. Power generation products for the utility industry has become an increasingly important market for the Company, with utilities turning to generator sets to manage peak and seasonal demands in lieu of making capital investments in additional capacity. In the mobile business, generator sets and gasoline engines are produced by the Company for a wide variety of applications, with Onan a leading supplier of power generation sets for recreational vehicles in the United States.

  Newage is a leading manufacturer of alternators in its product range. During 1996, plans were initiated to expand manufacturing capacity at Newage's joint venture in India and a joint venture was announced in China, with production scheduled to commence in the first half of 1997.

INDUSTRIAL

  Cummins' engines power more than 3,000 models of equipment for the construction, logging, mining, agricultural, petroleum, rail and government markets throughout the world. In 1996, the

Company's engine shipments to these markets were a Company record 72,500 engines, an increase of approximately 8%, compared to 1995. In addition, the Company shipped 5,300 engines for marine applications in 1996.

  In the construction market, Cummins and Komatsu Limited of Japan ("Komatsu") formed joint ventures in 1993 to produce Cummins B Series engines in Japan and Komatsu's 30-litre engine in the United States. Production at both joint venture sites began on schedule in 1996. Coupled with Cummins' relationship with Case Corporation in North America, these alliances provide the Company with a strong base to expand its construction markets.

  The Company's high-horsepower QUANTUM engine was introduced in 1995 and enhanced in late 1996 with the introduction of two new products for the mining market.

  Marine product applications include recreational and commercial markets. The Company's joint venture with Wartsila will expand commercial product offerings to 6,000 horsepower for the marine market, significantly above the 1,800 horsepower currently available from the Company.

FILTRATION AND OTHER

  Fleetguard, Inc., Cummins' filtration subsidiary, is a leading manufacturer of products for the North American heavy-duty filter industry. Its products are also produced and sold in international markets, including Europe, Mexico, India, Australia and the Far East. A new distribution center in South Africa opened in 1996. A manufacturing facility was also opened in Shanghai in 1996, as part of a joint venture with Shenlong Auto Accessories Corporation of China, a majority-owned subsidiary of Dongfeng.

  Turbochargers and vibration dampers produced by Cummins subsidiary, Holset Engineering Company, are also sold worldwide. In 1994, Holset introduced a variable geometry turbocharger design for truck powertrains. Holset's joint venture with Tata Engineering and Locomotive Company Limited ("TELCO") assembled and shipped its first turbochargers in 1996. A joint venture with Wuxi Power Engineering Company Limited in China also began production in 1996. An alliance with Mitsubishi Heavy Industries, Ltd. of Japan will begin production of its jointly developed turbochargers in 1997.

INTERNATIONAL

  The Company has manufacturing facilities worldwide, including major operations in Europe, India, Mexico and Brazil. Cummins has entered into license agreements that provide for the manufacture and sale of the Company's products in Turkey, China, Pakistan, South Korea and other countries. A license agreement was entered into in late 1996 with PT Perkasa Heavyndo of Indonesia to produce the B Series engines.

  In addition, the Company has entered into alliances with business partners in various areas of the world. A joint venture was formed in 1996 with the Fiat Group companies--Iveco SpA (trucks and buses) and New Holland N.V. (agricultural equipment)--to design and manufacture the next generation of 4-, 5- and 6-litre engines based on Cummins 4- and 6-litre B Series engines. In 1996, operations at Dongfeng were expanded to form a joint venture for production of C Series engines in addition to the license for B Series engines. Cummins and Saab-Scania AB of Sweden have a joint venture to develop a fuel system for heavy-duty diesel engines. Cummins has a joint venture with TELCO of India to manufacture the Cummins B Series engines in India for TELCO trucks. Cummins and Komatsu have formed joint ventures to manufacture the B Series engines in Japan and high-horsepower Komatsu designed engines in the United States. In 1995, the Company formed a joint venture with China National Heavy Duty Truck Corporation in Chongqing, China, previously a Cummins' licensee, to manufacture a broad line of diesel engines in China. In 1995, the Company also entered into a joint venture with Wartsila to manufacture both diesel and natural gas engines above 2,500 horsepower. Several of the Company's subsidiaries have operations throughout the world.

  Because of the Company's global business activities, its operations are subject to risks, such as currency controls and fluctuations, import restrictions and changes in national governments and policies.

RESEARCH AND DEVELOPMENT

  Cummins conducts an extensive research and engineering program to achieve product improvements, innovations and cost reductions for its customers, as well as to satisfy legislated emissions requirements. The Company is in the midst of a program to refurbish and extend its engine range. Cummins has introduced a variety of concepts in the diesel industry that combine electronic controls, computing capability and information technology. The Company also offers alternate fueled engines for certain of its markets. Research and development expenditures approximated $235 million in 1996, $230 million in 1995 and $200 million in 1994.

SALES AND DISTRIBUTION

  While the Company has supply agreements with some customers for Cummins engines in both on- and off-highway markets, most of the Company's business is done on open purchase orders. These purchase orders usually may be canceled on reasonable notice without cancellation charges. Therefore, while incoming orders generally are indicative of anticipated future demand, the actual demand for the Company's products may change at any time. While the Company typically does not measure backlog, customers provide information about future demand, which is used by the Company for production planning. Lead times for the Company's engines are dependent upon the customer, market and application.

  Historically, during the third quarter of the year, the Company has experienced modest seasonal declines in production, which have had an effect on the demand for Cummins' products during that quarter of each year.

  The Company's products compete on a number of factors, including performance, price, delivery, quality and customer support. Cummins believes that its continued focus on cost, quality and delivery, extensive technical investment, full product line and customer-led support programs are key elements of its competitive position.

  Cummins warrants its engines, subject to proper use and maintenance, against defects in factory workmanship or materials for either a specified time period or mileage or hours of use. Warranty periods vary by engine family and market segment.

  There are approximately 6,500 locations in North America, primarily owned and operated by OEMs or their dealers, at which Cummins-trained service personnel and Cummins' parts are available to maintain and repair Cummins' engines. The Company's parts distribution centers are located strategically throughout the world.

  Cummins also sells engines, parts and related products through distributorships worldwide. The Company believes its distribution system is an important part of its marketing strategy and competitive position. Most of its North American distributors are independently owned and operated. The Company has agreements with each of these distributors, which typically are for a term of three years, subject to certain termination provisions. Upon termination or expiration of an agreement, the Company is obligated to purchase various assets of the distributorship. The purchase obligation of the Company relates primarily to inventory of the Company's products, which can be resold by the Company over a reasonable period of time. In the event the Company had been required to fulfill its obligations to purchase assets from all distributors simultaneously at December 31, 1996, the aggregate cost would have been approximately $240 million. Management believes it is unlikely that a significant number of distributors would terminate their agreements at the same time, requiring the Company to fulfill its purchase obligations.

SUPPLY

  The Company manufactures many of the components used in its engines, including blocks, heads, rods, turbochargers, crankshafts and fuel systems. Cummins has adequate sources of supply of raw materials and components required for its operations. The Company has arrangements with certain suppliers who are the sole sources for specific products. While the Company believes it has adequate assurances of continued supply, the inability of a supplier to deliver could have an adverse effect on production at certain of the Company's manufacturing locations.

EMPLOYMENT

  As at December 31, 1996, Cummins employed 23,500 persons worldwide, approximately 8,800 of whom are represented by various unions. The Company has labor agreements covering employees in North America, South America and the United Kingdom. In 1995, members of the Diesel Workers Union and the Office Committee Union at the Company's midrange engine plant in Southern Indiana ratified 5-year agreements. In 1995, members of the Office Committee Union ratified an early agreement which extends until 1999 for offices and plants in Southern Indiana and the Company's Technical Center. In 1993, members of the Diesel Workers Union reached an agreement that extends until the year 2004. In 1995, members of the United Auto Workers Union at the Company's crankshaft plant in Fostoria, Ohio, reached an agreement which extends for five years. In January, 1997, negotiations were completed with members of the United Auto Workers Union on the closure of the Company's facility in Huntsville, Alabama.

                               ----------------

  The Company has its principal executive offices at 500 Jackson Street, Box 3005, Columbus, Indiana 47202-3005. Its telephone number is (812) 377-5000.

                           RECENT OPERATING RESULTS

OPERATING RESULTS

  On January 29, 1997, the Company announced earnings for the year ended December 31, 1996. The Company reported sales of $5.3 billion for 1996, with earnings of $160 million, or $4.01 per share. In 1995, earnings were $224 million, or $5.52 per share, on sales of $5.2 billion. Net earnings for the fourth quarter of 1996 were $41 million, or $1.03 per share, on sales of $1.4 billion, compared to $42 million, or $1.05 per share, on sales of $1.3 billion in the fourth quarter of 1995.

  Fourth quarter 1996 sales to the heavy-duty truck market were $270 million, 23% lower than the fourth quarter of 1995. Sales of engines for the midrange truck market were $134 million, or essentially level with the fourth quarter of 1995. Power generation market sales were $362 million, an 18% increase over the fourth quarter of 1995.

  In the bus and light commercial vehicles market, fourth quarter 1996 sales of $208 million were 12% higher than the fourth quarter of 1995. The increase was due to the strong demand for engines for the Dodge Ram pickup truck. Cummins' 1996 engine sales for these trucks reached a record level of more than 72,000 units, a 13% increase over the 1995 level.

  Sales of $242 million to industrial markets were $37 million higher than the fourth quarter of 1995. The 18% increase was principally attributable to North American construction and agricultural markets and international construction markets.

STOCK REPURCHASE AND ISSUANCE

  In early January, 1997, the Company repurchased 1.3 million shares of its Common Stock from Ford Motor Company and authorized the repurchase of an additional 1.7 million shares from time-to-time in the open market. The Company also issued 3.75 million shares of its Common Stock to an employee benefits trust for use in meeting the Company's future obligations under employee benefit and compensation plans.

                                USE OF PROCEEDS

  The Company expects to use the net proceeds of the sale of the Debentures offered hereby principally to repay commercial paper indebtedness, bearing interest at current rates ranging from 5.43% to 5.86% (based on LIBOR +0.20%), and for general corporate purposes. As of February 14, 1997 the outstanding amount of commercial paper indebtedness was $200 million, which includes indebtedness incurred to repurchase 1.3 million shares of common stock from the Ford Motor Company in early January, 1997.

                                CAPITALIZATION

  The following table sets forth the short-term indebtedness and capitalization of the Company as of September 29, 1996, and as adjusted to give effect to the issuance of the Debentures offered hereby, and the application of net proceeds to the Company therefrom. See "Use of Proceeds". This table should be read in conjunction with the consolidated financial statements of the Company incorporated by reference in this Prospectus Supplement. See "Incorporation of Certain Documents by Reference".

                                                             SEPTEMBER 29, 1996
                                                             -------------------
                                                             ACTUAL  AS ADJUSTED
                                                             ------  -----------
                                                                 (MILLIONS)
   Short-term debt:
     Loans payable.......................................... $   19    $   19
     Current maturities of long-term debt...................     50        50
                                                             ------    ------
   Total short-term debt.................................... $   69    $   69
                                                             ------    ------
   Long-term debt:
     6.75% Debentures due 2027.............................. $   --    $  120
     Commercial paper.......................................     50       --
     Other long-term debt...................................    209       209
                                                             ------    ------
   Total long-term debt.....................................    259       329
                                                             ------    ------
   Shareholders' investment:
     Common Stock, $2.50 par value..........................    110       110
     Additional contributed capital.........................    929       929
     Retained earnings......................................    495       495
     Common stock in treasury, at cost......................   (169)     (169)
     Unearned compensation..................................    (46)      (46)
     Cumulative translation adjustments.....................    (68)      (68)
                                                             ------    ------
       Total shareholders' investment.......................  1,251     1,251
                                                             ------    ------
         Total capitalization............................... $1,579    $1,649
                                                             ======    ======

                            SELECTED FINANCIAL DATA

  The following selected financial data for each of the five years in the period ended December 31, 1995 are derived from and should be read in conjunction with the audited consolidated financial statements of the Company. The data presented for the periods ended September 29, 1996 and October 1, 1995 are derived from unaudited financial statements and include, in the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary to present fairly the data for such periods. The results for the nine-month period ended September 29, 1996 are not necessarily indicative of the results to be expected for the full fiscal year. See "Recent Operating Results".

                               YEAR ENDED DECEMBER 31,
                          --------------------------------------        PERIOD ENDED
                                                                  OCTOBER 1, SEPTEMBER 29,
                                                                  ---------- -------------
                           1991    1992    1993    1994    1995      1995        1996
                           ----    ----    ----    ----    ----      ----        ----
                                       (MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Net sales..............  $3,406  $3,749  $4,248  $4,737  $5,245    $3,914      $3,896
 Gross profit...........     629     842   1,037   1,186   1,271       960         886
 Earnings (loss) before
  income taxes..........     (46)     76     205     294     177       232         164
 Earnings (loss) before
  extraordinary items
  and cumulative effect
  of accounting changes.     (66)     67     183     253     224       182         119
 Net earnings (loss)....     (14)   (190)    177     253     224       182         119
 Preference stock
  dividends.............       8       8       8     --      --        --          --
 Earnings (loss)
  available for common
  shares................     (22)   (198)    169     253     224       182         119
 Primary earnings (loss)
  per share:
 Before extraordinary
  items and cumulative
  effect of accounting
  changes...............  $(2.48) $ 1.77  $ 4.95  $ 6.11  $ 5.52    $ 4.47      $ 2.99
 Net....................   (0.75)  (6.01)   4.79    6.11    5.52      4.47        2.99
 Fully diluted earnings
  (loss) per common
  share:
 Before extraordinary
  items and cumulative
  effect of accounting
  changes...............  $(2.48) $ 1.77  $ 4.77  $ 6.11  $ 5.52    $ 4.47      $ 2.99
 Net....................   (0.75)  (6.01)   4.63    6.11    5.52      4.47        2.99
 Weighted average number
  of shares outstanding:
 Primary................    29.7    32.9    35.3    41.4    40.7      40.8        40.0
 Fully diluted..........    29.7    32.9    38.3    41.4    40.7      40.8        40.0
STATEMENT OF FINANCIAL
 POSITION DATA
 (END OF PERIOD):
 Total assets...........  $2,041  $2,230  $2,390  $2,706  $3,056    $2,878      $3,301
 Total debt.............     483     488     236     233     219       268         328
 Shareholders'
  investment............     624     501     821   1,072   1,183     1,159       1,251
OTHER FINANCIAL DATA:
 Depreciation and
  amortization..........  $  127  $  123  $  125  $  128  $  143    $  106      $  111
 Property, plant and
  equipment
  expenditures..........     124     139     174     238     223       130         151
RATIO OF EARNINGS TO
 FIXED CHARGES: ........      (a)    2.1x    4.5x    8.3x    5.2x      8.3x        5.5x

--------
(a) The Company's earnings were insufficient to cover fixed charges by $39 million in 1991.

                         DESCRIPTION OF THE DEBENTURES

  The following description of the particular terms of the Debentures offered hereby (referred to in the accompanying Prospectus as the "Debt Securities"), supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

  The Debentures will be issued as a single series under the Indenture, dated as of March 1, 1986, and supplemented as of September 15, 1989 and September 18, 1990, between the Company and the Trustee, which Indenture is more fully described in the accompanying Prospectus under "Description of Debt Securities". The Debentures are unsecured and unsubordinated obligations of the Company and will be limited to $120,000,000 aggregate principal amount. The Debentures will mature on February 15, 2027.

  The Debentures will bear interest at the rate per annum set forth on the cover page of this Prospectus Supplement from February 15, 1997 or from the most recent date to which interest has been paid or provided for, payable semiannually on each February 15 and August 15, commencing August 15, 1997, to the persons in whose name the Debentures are registered at the close of business on the preceding January 31 or July 31, as the case may be.

OPTIONAL REDEMPTION

  The Debentures will be redeemable, in whole or in part, at the option of the Company at any time after February 15, 2007 at a redemption price equal to the greater of (i) 100% of the principal amount of such Debentures or (ii) as determined by a Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus accrued interest thereon to the date of redemption.

  "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of the principal amount) equal to the Comparable Treasury Price for such redemption date, plus 0.05%.

  "Comparable Treasury Issue" means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Debentures.

  "Quotation Agent" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

  "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

  "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

  "Reference Treasury Dealer" means (i) each of Goldman, Sachs & Co. and Lehman Brothers Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by the Trustee after consultation with the Company.

  Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Debentures to be redeemed.

  Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Debentures or portions thereof called for redemption.

  The Debentures will not be entitled to the benefit of a sinking fund.

OPTIONAL REPAYMENT

  The Debentures may be repaid on February 15, 2007, at the option of the registered holders of the Debentures, at 100% of their principal amount, together with accrued interest to February 15, 2007. In order for a holder to exercise this option, the Company must receive at its office or agency in New York, New York, during the period beginning on December 15, 2006 and ending at 5:00 p.m. (New York City time) on January 15, 2007 (or, if January 15, 2007 is not a Business Day, the next succeeding Business Day), the Debenture with the form entitled "Option to Elect Repayment on February 15, 2007" on the reverse of the Debenture duly completed. Any such notice received by the Company during the period beginning on December 15, 2006 and ending at 5:00 p.m. (New York City time) on January 15, 2007 shall be irrevocable. The repayment option may be exercised by the holder of a Debenture for less than the entire principal amount of the Debentures held by such holder, so long as the principal amount that is to be repaid is equal to $1,000 or an integral multiple of $1,000. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any Debenture for repayment will be determined by the Company, whose determination will be final and binding.

  Failure by the Company to repay the Debentures when required as described in the preceding paragraph will result in an Event of Default under the Indenture.

  As long as the Debentures are represented by a global Debenture, the Depositary or the Depositary's nominee will be the registered holder of the Debentures and therefore will be the only entity that can exercise a right to repayment. See "--Book-Entry Procedures."

BOOK-ENTRY PROCEDURES

  The Debentures will be issued in the form of one or more fully registered global Debentures which will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary" or "DTC"), as Depositary, located in the Borough of Manhattan, The City of New York, and will be registered in the name of the Depositary or a nominee of the Depositary.

  Ownership of beneficial interests in a global Debenture will be limited to participants and to persons that may hold interests through institutions that have accounts with the Depositary ("participants"). Ownership of beneficial interests by participants in a global Debenture will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary for such global Debenture. Ownership of beneficial interests in such global Debenture by persons that hold through participants will be shown on, and the transfer of that ownership interest within each participant will be effected only through, records maintained by such participants.

  Payment of principal of and interest on the Debentures represented by any such global Debenture will be made to the Depositary or its nominee, as the case may be, as the sole registered owner and the sole Holder of the Debentures represented thereby for all purposes under the Indenture. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depositary's records relating to or payments made on account of beneficial ownership interests in a global Debenture representing any Debentures or any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in a global Debenture owning through such participants or for maintaining, supervising or reviewing any of the Depositary's records relating to such beneficial ownership interests.

  The Company has been advised by the Depositary that upon receipt of any payment of principal of or interest on any such global Debenture, the Depositary will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global Debenture as shown on the records of the Depositary. The accounts to be credited shall be designated by the Underwriters. Payments by participants to owners of beneficial interests in a global Debenture held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for customer accounts registered in "street name", and will be the sole responsibility of such participants.

  Unless and until it is exchanged in whole or in part for Debentures in definitive registered form without coupons, no global Debenture may be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor.

  A global Debenture representing Debentures is exchangeable for definitive Debentures in registered form without coupons, only if (x) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such global Debenture or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act, (y) the Company in its sole discretion determines that such global Debenture shall be exchangeable for definitive Debentures in registered form and notifies the Trustee thereof or
(z) an Event of Default with respect to the Debentures represented by such global Debenture has occurred and is continuing. Any global Debenture that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive Debentures issuable in authorized denominations in registered form without coupons, aggregating a like amount. Such definitive Debentures shall be registered in the names of the owners of the beneficial interests in such global Debenture as the Depositary shall direct.

  Except as provided above, owners of beneficial interests in such a global Debenture will not be entitled to receive physical delivery of Debentures in definitive form and will not be considered the Holders thereof for any purpose under the Indenture, and no global Debenture representing Debentures shall be exchangeable. Accordingly, each person owning a beneficial interest in such a global Debenture must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture or such global Debenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global Debenture.

  The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or that an owner of a beneficial interest in such global Debenture desires to give or take any action which a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  So long as the Debentures are represented by a global Debenture, the Depositary or the Depositary's nominee will be the only entity that can exercise a right to repayment pursuant to the Holder's option to elect repayment of its Debentures. Notice by participants or by owners of beneficial interests in a global Debenture held through such participants of the exercise of the option to elect repayment of beneficial interests in Debentures represented by a global Debenture must be transmitted to the Depositary in accordance with its procedures on a form required by the Depositary and provided to participants. In order to ensure that the Depositary or the Depositary's nominee will timely exercise a right to repayment with respect to a particular Debenture, the beneficial owner of such Debenture must instruct the broker or other participant through which it holds an interest in such Debenture to notify the Depositary of its desire to exercise a right to repayment. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant through which it holds an interest in a Debenture in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depositary. The Company will not be liable for any delay in delivery of such notice to the Depositary.

  The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. The Depositary was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

  Settlement for the Debentures will be made in immediately available funds. The Debentures will trade in the Depositary's Same-Day Funds Settlement System until maturity, and therefore the Depositary will require secondary trading activity in the Debentures to be settled in immediately available funds.

REGARDING THE TRUSTEE

  The Chase Manhattan Bank will be the trustee under the Indenture. Cummins maintains banking relationships in the ordinary course of business with The Chase Manhattan Bank, including the making of investments through and borrowings from, The Chase Manhattan Bank.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement and the Terms Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Debentures set forth opposite its name below:

                                                                PRINCIPAL AMOUNT
                            UNDERWRITER                          OF DEBENTURES
                            -----------                         ----------------
     Goldman, Sachs & Co. .....................................   $ 60,000,000
     Lehman Brothers Inc.......................................     60,000,000
                                                                  ------------
       Total...................................................   $120,000,000
                                                                  ============

  Under the terms and conditions of the Underwriting Agreement and the Terms Agreement, the Underwriters are committed to take and pay for all of the Debentures, if any are taken.

  The Underwriters propose to offer the Debentures in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.400% of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.250% of the principal amount of the Debentures to certain brokers and dealers. After the Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Debentures are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  In the ordinary course of their respective businesses, the Underwriters and their affiliates may be customers of, engage in transactions with and perform services for, the Company and its affiliates.

                                    EXPERTS

  The consolidated financial statements and schedules of the Company for the three years ended December 31, 1993, 1994 and 1995, have been audited by Arthur Andersen L.L.P., independent public accountants, as indicated in their reports with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                            VALIDITY OF SECURITIES

  The validity of the Debentures offered will be passed upon for the Company by Mark R. Gerstle, Esq., Vice President--General Counsel and Secretary of the Company, Columbus, Indiana and for the Underwriters by Davis Polk & Wardwell, New York, New York. Mr. Gerstle may rely as to matters of New York law upon the opinion of Cravath, Swaine & Moore, New York, New York. Davis Polk & Wardwell will rely as to matters of Indiana law upon the opinion of Mr. Gerstle.

PROSPECTUS

                                  $250,000,000

                          CUMMINS ENGINE COMPANY, INC.

                                DEBT SECURITIES
                                PREFERRED STOCK
                                PREFERENCE STOCK
                                  COMMON STOCK
                                    WARRANTS

                                ----------------

  Cummins Engine Company, Inc. ("Cummins" or the "Company") may from time to time offer (i) Debt Securities ("Debt Securities"), which may consist of debentures, notes and/or other unsecured evidence of indebtedness in one or more series, (ii) shares of Preferred Stock ("Preferred Stock") in one or more series, including depositary shares ("Depositary Shares") representing fractional interests in shares of Preferred Stock, (iii) shares of Preference Stock ("Preference Stock") in one or more series, including Depositary Shares representing fractional interests in shares of Preference Stock, (iv) shares of Common Stock, $2.50 par value ("Common Stock"), or (v) Warrants to purchase Debt Securities, Preferred Stock, Preference Stock, Depositary Shares or Common Stock (Debt Securities, Preferred Stock, Preference Stock, Depositary Shares, Common Stock and Warrants being herein collectively called the "Securities"), at an aggregate initial offering price not to exceed U.S. $250,000,000, at prices and on terms to be determined at the time of sale.

  Securities will be offered at prices and on terms to be determined which will be set forth in a supplement to this Prospectus (each a "Prospectus Supplement"). Each Prospectus Supplement will set forth with regard to the particular Securities being offered (i) in the case of Debt Securities, the title, aggregate offering amount, denominations (which may be in United States dollars, in any other currency, currencies or currency unit), maturity, interest rate, if any (which may be fixed or variable) or method of calculation thereof, and time of payment of any interest, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any conversion or exchange rights, any listing on a securities exchange and the initial public offering price and any other terms in connection with the offering and sale of such Debt Securities; (ii) in the case of Preferred Stock or Preference Stock, the designation, aggregate offering amount, stated value and liquidation preference per share, initial public offering price, dividend rate (or method of calculation), dates on which dividends shall be payable and dates from which dividends shall accrue, any redemption or sinking fund provisions, any conversion or exchange rights, whether the Company has elected to offer the Preferred Stock or Preference Stock in the form of Depositary Shares, any listing of the Preferred Stock or Preference Stock on a securities exchange, and any other terms in connection with the offering and sale of such Preferred Stock or Preference Stock; (iii) in the case of Common Stock, the number of shares of Common Stock and the terms of the offering thereof; and
(iv) in the case of Warrants, the number and terms thereof, the designation and the number of Securities issuable upon their exercise, the exercise price, any listing of the Warrants or the underlying Securities on a securities exchange and any other terms in connection with the offering, sale and exercise of the Warrants. The Prospectus Supplement will also contain information, as applicable, about certain United States Federal income tax considerations relating to the particular Securities being offered.

  The Company's Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange (Symbol: "CUM"). Any Common Stock offered will be listed, subject to notice of issuance, on such exchanges. See "Price Range of Common Stock and Dividends".

  The Company may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents. The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents. See "Plan of Distribution" herein.

               The date of this Prospectus is November 17, 1993.

  No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated in this Prospectus or in any Prospectus Supplement, and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus and any Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any of the Securities offered hereby to any person in any jurisdiction in which it is unlawful to make any such offer or solicitation to such person. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder or thereunder shall under any circumstances imply that the information contained herein is correct as of any date subsequent to the date hereof or thereof.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect to the Securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and reference is hereby made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Securities.

  Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such reports and proxy statements can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange Incorporated, 115 Sansome Street, 2nd Floor, San Francisco, California 94104.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

    1. Annual Report on Form 10-K for the year ended December 31, 1992.

    2. Quarterly Reports on Form 10-Q for the quarterly periods ended April 4, July 4 and October 3, 1993.

    3. Current Report on Form 8-K, dated March 2, 1992.

    4. Registration Statement on Form 8-A, dated September 9, 1986, as amended, for the Company's Common Stock Purchase Rights.

    5. Each document filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequently to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference into this Prospectus and to be made a part hereof from the date of filing of such document.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the request of such person, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Written requests should be addressed to Michele C. Heid, Vice President--Investor Relations, Mail Code 60915, 500 Jackson Street, Box 3005, Columbus, Indiana 47202-3005. Telephone requests may be directed to (812) 377-3121.

                                  THE COMPANY

  Cummins is a leading worldwide designer and manufacturer of fuel-efficient diesel engines ranging from 76 to 2000 horsepower. The engines power a wide variety of equipment in Cummins' six key markets: heavy-duty and midrange trucks, power generation, industrial products, bus and light commercial vehicles, government and marine. The Company's other products include generator sets and alternators, electronic control systems, remanufactured engines and components, filters, turbochargers and heat transfer systems. In 1992 approximately 54% of the Company's net sales were made in the United States.

  The Company has its principal executive offices at 500 Jackson Street, Box 3005, Columbus, Indiana 47202-3005. Its telephone number is (812) 377-5000.

                                USE OF PROCEEDS

  Except as otherwise described in the applicable Prospectus Supplement, the net proceeds from the sale of Securities will be used for general corporate purposes, which may include refinancings of indebtedness, working capital, capital expenditures, acquisitions and repurchases and redemptions of securities.

     RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES AND
                PREFERRED STOCK AND PREFERENCE STOCK DIVIDENDS

                                                                          FIRST
                                           YEAR ENDED DECEMBER 31,     NINE MONTHS
                                           --------------------------- ------------
                                           1988  1989 1990  1991  1992 1992   1993
                                           ----  ---- ----  ----  ---- -----  -----
Consolidated ratio of earnings to fixed
 charges..................................  (a)  1.2   (a)   (a)  2.1    1.9    4.2
Consolidated ratio of earnings to fixed
 charges and preferred stock and prefer-
 ence stock dividends.....................  (a)  1.2   (a)   (a)  1.9    1.8    3.8

--------
(a) The Company's earnings were insufficient to cover fixed charges by $43.2 million, $140.1 million and $38.5 million for the years ended December 31, 1988, 1990 and 1991.

  For purposes of calculating the ratio of earnings to fixed charges, "earnings" include income before income taxes, extraordinary items and the cumulative effects of changes in accounting principles and fixed charges. "Fixed charges" consist of interest on all indebtedness, including interest incurred by 50% or more owned unconsolidated companies, and that portion of rental expense that management believes to be representative of interest.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Company's Common Stock is listed on the New York Stock Exchange under the symbol "CUM". The following table sets forth, for the calendar quarters shown, the range of high and low composite prices of the Common Stock on the New York Stock Exchange and the cash dividends declared on the Common Stock. On October 12, 1993, the Board of Directors authorized a 2- for-1 stock split of the Common Stock, which stock split will be effected by a stock dividend payable to holders of record on October 25, 1993. The information in the table below is adjusted to give effect to such stock split.

                                                                       DIVIDENDS
                                                     HIGH       LOW    DECLARED
                                                   --------- --------- ---------
   1991
     First quarter................................ $22 1/4   $16 1/4   $.277
     Second quarter...............................  21 7/16   17 3/8    .025
     Third quarter................................  20 7/16   17 11/16  .025
     Fourth quarter...............................  27 1/4    17 7/8    .025
   1992
     First quarter................................ $33       $26 5/8   $.025
     Second quarter...............................  38 3/8    28 3/8    .025
     Third quarter................................  35 11/16  30 5/16   .025
     Fourth quarter...............................  40 7/16   29 11/16  .025
   1993
     First quarter................................ $48 3/4   $37 3/8   $.025
     Second quarter...............................  49 5/16   38 1/2    .025
     Third quarter................................  45        39        .025
     Fourth quarter (through November 15).........  50        49 5/8    .125/1/

--------
  /1/This $0.125 per share dividend is payable to holders of record on December 1, 1993.

  The declaration and payment of future dividends by the Board of Directors of the Company will be dependent upon the Company's earnings and financial condition, economic and market conditions and other factors deemed relevant by the Board of Directors. Thus, no assurance can be given as to the amount or timing of the declaration and payment of future dividends. For a description of restrictions on the payment of dividends by the Company, see "Description of Common Stock".

                         DESCRIPTION OF DEBT SECURITIES

  The Debt Securities are to be issued under an Indenture, dated as of March 1, 1986, and supplemented as of September 18, 1990 (the "Indenture"), between the Company and The Chase Manhattan Bank (National Association), Trustee (the "Trustee" or "Chase"), the form of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference.

GENERAL. The Indenture does not limit the amount of debentures, notes or other evidences of indebtedness that may be issued thereunder. The Indenture provides that Debt Securities may be issued from time to time in one or more series. As of October 3, 1993, $213.4 million principal amount of Debt Securities were outstanding under the Indenture. The Debt Securities will be unsecured obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

  The Prospectus Supplement relating to the particular Debt Securities offered thereby (the "Offered Debt Securities") will describe the following terms of the Offered Debt Securities: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the date or dates on which the Offered Debt Securities will mature; (4) the rate or rates at which the Offered Debt Securities will bear interest, if any, and the date from which such interest will accrue; (5) the dates on which such interest will be payable and the regular record dates for such interest payment dates; (6) any mandatory or optional sinking fund or analogous provisions; (7) the date, if any, after which, and the price or prices at which, the Offered Debt Securities may be redeemed at the option of the Company; (8) any obligation of the Company to convert the Offered Debt Securities into stock or other securities of the Company or of any other corporation; (9) any provision for the Offered Debt Securities to be denominated, and payments thereon to be made, in currencies other than the U.S. dollar or in units based on or relating to such other currencies (including ECUs); and (10) any other terms of the series. Unless otherwise indicated in the applicable Prospectus Supplement, principal of (and premium, if any) and interest, if any, on the Offered Debt Securities will be payable, and transfers of the Offered Debt Securities will be registrable, at the office of the Trustee in the Borough of Manhattan, The City of New York, provided that at the option of the Company payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the security register. (Sections 301, 305 and 1002)

  Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons and, unless otherwise indicated in such Prospectus Supplement, in denominations of $1,000 or any integral multiple thereof. (Section 302)

  No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

  Special Federal income tax and other considerations relating to Debt Securities denominated in foreign currencies or units of two or more foreign currencies will be described in the Prospectus Supplement relating thereto.

  Debt Securities may be issued under the Indenture as original issue discount securities to be sold at a substantial discount below their stated principal amount. Special Federal income tax and other considerations relating thereto will be described in the applicable Prospectus Supplement.

BOOK-ENTRY DEBT SECURITIES. The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a Depositary ("Global Security Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such global security or securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a global security may not be registered for transfer or exchange except as a whole by the Global Security Depositary for such global security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor Depositary or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement.

  The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a global security will be described in the applicable Prospectus

Supplement. However, the Company expects that the following provisions will apply to depositary arrangements.

  Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a global security to be deposited with or on behalf of a Global Security Depositary will be represented by a global security registered in the name of such Depositary or its nominee. Upon the issuance of such global security, and the deposit of such global security with or on behalf of the Global Security Depositary for such global security, such Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such global security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Global Security Depositary or its nominee for such global security. Ownership of beneficial interests in such global security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such global securities.

  So long as the Global Security Depositary for a global security, or its nominee, is the registered owner of such global security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such global security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such global security will not be entitled to have Debt Securities of the series represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the Holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such global security must rely on the procedures of the Global Security Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or an owner of a beneficial interest in such global security desires to give any notice or take any action a Holder is entitled to give or take under the Indenture, the Global Security Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  Principal of and any premium and interest on a global security will be payable in the manner described in the applicable Prospectus Supplement.

CERTAIN RESTRICTIONS.

  Limitation on Debt of Restricted Subsidiaries. The Indenture provides that the Company will not permit any Restricted Subsidiary to become liable for any funded debt (as defined), other than to refund an equal aggregate principal amount of funded debt and other than funded debt owned by the Company or a wholly owned Restricted Subsidiary, unless after giving effect thereto the aggregate amount of such funded debt outstanding does not exceed 15% of Consolidated Net Tangible Assets. (Section 1004)

  Limitation on Secured Debt. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, become liable for any indebtedness for borrowed money secured by a mortgage or lien on a Principal Property or on any shares of stock or indebtedness of any Restricted Subsidiary ("Secured Debt") or secure the same without making effective provision for securing the principal amount of the Debt Securities (and, if the Company so elects, any indebtedness ranking equally with the Debt Securities) equally and ratably with or prior to such secured indebtedness. This covenant will not apply to debt secured by (a) mortgages or liens on property, capital stock or indebtedness of any corporation existing at the time it becomes a subsidiary,
(b) mortgages existing on property at the time of acquisition, purchase money mortgages and mortgages to secure indebtedness incurred within 180 days after the time of acquisition thereof to finance the purchase price, (c) mortgages or liens on unimproved property to finance the cost of improvements to such property, (d) mortgages or liens securing indebtedness owed by a Subsidiary to the Company or a wholly owned Restricted Subsidiary, (e) certain mortgages in favor of governmental entities including mortgages in connection with industrial revenue financing or (f) extensions, renewals or replacements of any of the foregoing. Notwithstanding this covenant, the Company and its Restricted Subsidiaries may incur or guarantee any Secured Debt, provided that after giving effect thereto the aggregate amount of such debt then outstanding (not including Secured Debt permitted under the foregoing exceptions) and the aggregate "value" of Sale and Leaseback Transactions (as defined), other than Sale and Leaseback Transactions permitted under clauses (a) through (d) and (f) in the following paragraph, at such time does not exceed 10% of Consolidated Net Tangible Assets. (Section 1005)

  Limitation on Sales and Leasebacks. The Indenture provides that sales and leasebacks of a Principal Property by the Company or a Restricted Subsidiary (except those for a temporary period of not more than three years and those from the Company or a wholly owned Restricted Subsidiary) will be prohibited unless (a) the transaction is entered into to finance the cost of acquiring such property or within 180 days after such acquisition, (b) the transaction is entered into to finance the cost of improvements to such unimproved property,
(c) the transaction is one of certain types in which the lessor is a governmental entity, (d) the transaction involves the extension, renewal or replacement of the transactions referred to in clauses (a) through (c) above,
(e) the property involved is property that could be mortgaged without equally and ratably securing the Debt Security under the last sentence of the preceding paragraph or (f) an amount equal to the proceeds of sale or the fair value of the property sold (whichever is higher) is applied to the retirement of funded debt of the Company. (Section 1006)

DEFINITIONS. The term "Restricted Subsidiary" means (a) any Subsidiary other than (1) a Subsidiary substantially all the physical properties of which are located, or substantially all the business of which is carried on, outside the United States of America, its territories and possessions, or (2) a Subsidiary the primary business of which consists of one or more of the following: (i) purchasing accounts receivable, (ii) making loans secured by accounts receivable or inventories or otherwise providing credit, (iii) making investments in real estate or providing services directly related thereto or otherwise engaging in the business of a finance or real estate investment company, or (iv) leasing equipment, machinery, vehicles, rolling stock and other articles for use of the business of the Company, or (3) certain named Subsidiaries; (b) any Subsidiary described in Clauses (1), (2) and (3) of paragraph (a) above which at the time of determination shall be a Restricted Subsidiary pursuant to designation by the Board of Directors hereinafter provided for.

  The Company may by Board Resolution designate any Restricted Subsidiary to be an Unrestricted Subsidiary, provided that it does not own a Principal Property and, after giving effect thereto, such Subsidiary would be permitted under the covenant described in "--Certain Restrictions--Limitations on Debt of Restricted Subsidiaries" above to incur additional funded debt. The Company may by Board Resolution designate any Unrestricted Subsidiary to be a Restricted

Subsidiary. The Company may by Board Resolution designate a newly acquired or formed Subsidiary to be an Unrestricted Subsidiary, provided such designation takes place not later than 90 days after such acquisition or formation.

  The term "Principal Property" will mean any manufacturing or research property, plant or facility of the Company or any Restricted Subsidiary except any property that the Board of Directors by resolutions declares is not of material importance to the total business conducted by the Company and its Restricted Subsidiaries as an entirety. The term "Consolidated Net Tangible Assets" will mean at any date the total amount of assets that under generally accepted accounting principles would be included on a consolidated balance sheet of the Company and its Restricted Subsidiaries as of such date, less the sum of the following items, which would then also be so included in accordance with generally accepted accounting principles: (a) related depreciation, amortization and other valuation reserves, (b) investments (as defined), less applicable reserves in Unrestricted Subsidiaries, (c) all treasury stock, goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles and (d) all liabilities and liability items of the Company and its Restricted Subsidiaries (including minority interests in Restricted Subsidiaries held by persons other than the Company or wholly owned Restricted Subsidiaries) except (i) the reserves deducted as described in clauses (a) and (b) above, (ii) funded debt, (iii) provisions for deferred income taxes and (iv) capital stock, surplus and surplus reserves.

DEFEASANCE. The Indenture provides that the Company, at its option, (a) will be discharged from any and all obligations in respect of any series of Debt Securities (except for certain obligations to register the transfer or exchange of Debt Securities of such series, replace stolen, lost or mutilated Debt Securities of such series, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain restrictive covenants of the Indenture (including those described under "--Certain Restrictions" above) if, in each case, the Company irrevocably deposits with the Trustee, in trust, cash or U.S. government obligations (as defined) from which the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal (including any mandatory sinking fund payments) of, and interest on, such series on the dates such payments are due in accordance with the terms of such series. To exercise any such option, the Company is required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of such series to recognize income, gain or loss for Federal income tax purposes and, in the case of a discharge pursuant to clause (a) above, accompanied by a ruling to such effect received from or published by the United States Internal Revenue Service. (Section 402)

EVENTS OF DEFAULT. The following are Events of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of or premium, if any, on any Debt Security of that series when due; (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 60 days after written notice as provided in the Indenture; (e) acceleration of any indebtedness for money borrowed in an aggregate principal amount exceeding $10,000,000 by the Company or any Restricted Subsidiary under the terms of the instrument under which such indebtedness is issued or secured, if such acceleration is not annulled within 10 days after written notice as provided in the Indenture; (f) certain events in bankruptcy, insolvency or reorganization; and (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

  If any Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding Debt Securities of that series (or, in the case of a default under clause (d), (e) or (f) above, of all the outstanding Debt Securities) may declare the principal amount (or, if the Debt Securities of that series are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series (or of all outstanding Debt Securities, as the case may be) to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series (or of all outstanding Debt Securities, as the case may be) has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of that series (or of all outstanding Debt Securities, as the case may be) may, under certain circumstances, rescind and annul acceleration. (Section 502)

  The Indenture provides that the Trustee will be under no obligation, subject to the duty of the Trustee during default to act with the required standard of care, to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for indemnification of the Trustee, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 512)

  The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1007)

CERTAIN RIGHTS TO REQUIRE PURCHASE OF DEBT SECURITIES BY THE COMPANY UPON SPECIFIED EVENTS. The terms of the Debt Securities may provide that upon the occurrence of specified events affecting the Company and such Debt Securities, each holder of Debt Securities shall have the right, at such holder's option, to require the Company to repurchase all or any part of such holder's Debt Securities within a specified period of time after such occurrence. The terms and conditions of any such right will be described in the applicable Prospectus Supplement.

MODIFICATION AND WAIVER. Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holders of 66 2/3% in principal amount of the outstanding Debt Securities of all series affected by such modification or amendment (voting as one class); provided that no such modification or amendment may, without the consent of the holder of each outstanding Debt Security affected thereby (a) change the stated maturity date of the principal of, or any installment of principal of, or interest on, any Debt Security; (b) reduce the principal amount of, or the premium (if any) or interest on, any Debt Security; (c) reduce the amount of principal of an original issue discount security payable upon acceleration of the maturity thereof; (d) change the place or currency of payment of principal of, or premium (if any) or interest on, any Debt Security; (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; or (f) reduce the percentage in principal amount of outstanding Debt Securities of any series, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section
902)

  The holders of a majority in principal amount of the outstanding Debt Securities may on behalf of the holders of all Debt Securities waive compliance by the Company with certain restrictive provisions of the Indenture (including the restrictive covenants noted above). (Section 1008) The holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive any past default for such series specified in the terms thereof, and the holders of a majority in principal amount of all outstanding Debt Securities may on behalf of the holders of all Debt Securities waive any past default applicable to all series, except in any such case for a default in the payment of the principal of or premium on, if any, or interest on any Debt Security or in the payment of any sinking fund installment with respect to any Debt Security or in respect of a provision that under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Debt Security of the series affected. (Section 513)

CONSOLIDATION, MERGER AND TRANSFER OF ASSETS. The Company, without the consent of any holders of outstanding Debt Securities, may consolidate or merge with or into, or transfer or lease its assets substantially as an entirety to any corporation or may acquire or lease the assets of any person, provided that the corporation formed by such consolidation or into which the Company is merged or which acquired or leases the assets of the Company substantially as an entirety is organized under the laws of any U.S. jurisdiction and has assumed the Company's obligations on the Debt Securities and under the Indenture, and that after giving effect to the transaction no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing, and that certain other conditions are met. (Article Eight)

REGARDING THE TRUSTEE. Cummins maintains banking relationships in the ordinary course of business with The Chase Manhattan Bank (National Association), including the making of investments through and borrowings from, Chase.

              DESCRIPTION OF PREFERRED STOCK AND PREFERENCE STOCK

  The following is a description of certain general terms and provisions of the Preferred Stock and the Preference Stock (collectively the "Priority Stock"). This description does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Restated Articles of Incorporation and the certificate of designations relating to each series of Priority Stock (the "Certificate of Designations"), which will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of Priority Stock. The Company's Restated Articles of Incorporation authorize the issuance of 1,000,000 shares of Preferred Stock and 1,000,000 shares of Preference Stock, with no par or stated value. No shares of Preferred Stock are currently outstanding and 229,850 shares of Series A Preference Stock were outstanding at October 3, 1993.

  The Priority Stock may be issued from time to time in one or more series, without stockholder approval. Subject to limitations prescribed by law and the Company's Restated Articles of Incorporation, the Board of Directors of the Company is authorized to determine the voting power (if any), designation, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, for each series of Priority Stock that may be issued, and to fix the number of shares of each such series. Thus, the Board of Directors, without stockholder approval, could authorize the issuance of Priority Stock with voting, conversion and other rights that could adversely affect the voting power and other rights of holders of Common Stock or other series of Priority Stock or that could have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Common Stock" herein. Certain provisions applicable to the Priority Stock are set forth below in "Description of Common Stock". For a description of certain antitakeover provisions under Indiana law and certain Investment Agreements, see "Description of Common Stock--Antitakeover Provisions of Indiana Law" and "--Investment Agreements".

  The Prospectus Supplement relating to the particular Priority Stock offered thereby (the "Offered Priority Stock") will describe the following terms of the Offered Priority Stock: (1) the designation and stated value per share of the Offered Priority Stock and the number of shares offered; (2) the amount of liquidation preference per share of the Offered Priority Stock; (3) the initial public offering price at which the Offered Priority Stock will be issued; (4) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (5) any redemption or sinking fund provisions; (6) any conversion or exchange rights; (7) whether the Company has elected to offer Depositary Shares as described below under "Description of Depositary Shares"; and (8) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

  The Priority Stock will have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in the applicable Prospectus Supplement.

GENERAL. The Priority Stock will be, upon issuance against full payment therefor, fully paid and nonassessable. The holders of Priority Stock will not have any preemptive rights. The applicable Prospectus Supplement will contain a description of certain United States Federal income tax consequences relating to the purchase and ownership of the Offered Priority Stock.

RANK. With respect to dividend rights and rights upon the liquidation, dissolution or winding up of the Company, each share of Preferred Stock will rank on a parity with each other share of Preferred Stock, irrespective of series, and will rank prior to the Common Stock and the Preference Stock and any other class or series of capital stock of the Company hereafter authorized over which the Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company. With respect to dividend rights and rights upon the liquidation, dissolution or winding up of the Company, each share of Preference Stock will rank on a parity with each other share of Preference Stock, irrespective of series, and will rank prior to the Common Stock and any other class or series of capital stock of the Company hereafter authorized over which the Preference Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company.

  The Priority Stock will be junior to all outstanding debt of the Company. Each series of Priority Stock will be subject to creation of preferred or preference stock ranking senior to, on a parity with or junior to such Priority Stock to the extent not expressly prohibited by the Company's Restated Articles of Incorporation.

DIVIDENDS. Holders of shares of Priority Stock will be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Company legally available for payment, cash dividends, payable at such dates and at such rates per share per annum as set forth in the applicable Prospectus Supplement. Such rate may be fixed or variable or both. Each declared dividend will be payable to holders of record as they appear at the close of business on the stock books of the Company (or, if applicable, on the records of the Depositary (as hereinafter defined) referred to below under "Description of Depositary Shares") on such record dates, not more than 60 calendar days preceding the payment dates thereof, as are determined by the Board of Directors (each of such dates, a "Record Date").

  Such dividends may be cumulative or noncumulative, as provided in the applicable Prospectus Supplement. If dividends on a series of Priority Stock are noncumulative and if the Board of Directors fails to declare a dividend in respect of a dividend period with respect to such series, then holders of such Priority Stock will have no right to receive a dividend in respect of such dividend period, and the Company will have no obligation to pay the dividend for such period, whether or not dividends are declared payable on any future dividend payment date.

  No full dividend will be declared or paid or set apart for payment on the Preferred Stock of any series or the Preference Stock of any series for any dividend period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on all the outstanding shares of Preferred Stock or Preference Stock, as applicable, for all dividend periods terminating on or prior to the end of such dividend period. When dividends are not paid in full as aforesaid on all shares of Preferred Stock or Preference Stock, as the case may be, any dividend payments (including accruals, if any) on the Preferred Stock or Preference Stock, as applicable, will be paid to the holders of the shares of the Preferred Stock or Preference Stock, as the case may be, ratably in proportion to the respective sums which such holders would receive if all dividends thereon accrued to the date of payment were declared and paid in full. Accruals of dividends will not bear interest. So long as any shares of Preferred Stock or Preference Stock are outstanding, in no event will any dividends, whatsoever, whether in cash or property, be paid or declared, nor will any distribution be made, on any class of stock ranking subordinate to the Preferred Stock or Preference Stock, as the case may be, nor will any shares of stock ranking subordinate to the Preferred Stock or Preference Stock, as the case may be, be purchased, redeemed or otherwise acquired for consideration by the Company or any subsidiary of the Company, unless all dividends on the Preferred Stock or Preference Stock, as applicable, for all past quarterly dividend periods will have been paid or declared and a sum sufficient for the payment thereof set apart. The foregoing provisions will not, however, apply to a dividend payable solely in shares of any stock ranking subordinate to the Preferred Stock or Preference Stock, as the case may be, or to the acquisition of shares of any stock ranking subordinate to the Preferred Stock or Preference Stock, as the case may be, in exchange solely for shares of any other stock ranking subordinate to the Preferred Stock or Preference Stock, as applicable.

  See "Description of the Common Stock--Dividends" for certain contractual limitations on dividends.

LIQUIDATION. In the event of a liquidation, dissolution or winding up of the Company, the holders of the Offered Priority Stock will be entitled, subject to the rights of creditors, but before any distribution or payment to the holders of Common Stock or any other security ranking junior to the Offered Priority Stock, to receive an amount per share determined by the Board of Directors and set forth in the applicable Prospectus Supplement plus accrued and unpaid dividends to the distribution or payment date (whether or not earned or declared). However, neither the merger, nor the sale, lease or conveyance of all or substantially all of the assets of the Company will be deemed a liquidation, dissolution or winding up of the Company for purposes of this provision. In the event that the assets available for distribution with respect to the Preferred Stock or Preference Stock, as the case may be, are not sufficient to satisfy the full liquidation rights of all the outstanding Preferred Stock or Preference Stock, as applicable, then such assets will be distributed to the holders of such Preferred Stock or Preference Stock, as the case may be, ratably in proportion to the full amounts to which they would otherwise be respectively entitled. After payment of the full amount of the liquidation preference, the holders of Priority Stock will not be entitled to any further participation in any distribution of assets by the Company.

VOTING RIGHTS. At any time dividends in an amount equal to six quarterly dividend payments on the Preferred Stock of any series, whether or not consecutive, or six quarterly dividend payments on the Preference Stock of any series, whether or not consecutive, shall be unpaid in whole or in part, holders of the Preferred Stock or Preference Stock, as the case may be, shall have the right to a separate class vote to elect two members of the Board of Directors at the next annual meeting of stockholders and thereafter until such arrearages in dividends have been declared and paid or declared and a sum sufficient for the payment thereof set apart in trust for the holders entitled thereto, at which time the rights of the holders of the Preferred Stock or the Preference Stock, as the case may be, to elect such directors will cease and the terms of such two directors will terminate.

  Without the affirmative vote of the holders of two-thirds of the Preferred Stock or two-thirds of the Preference Stock, as the case may be, then outstanding (voting separately as a class, without respect to series), the Company may not adopt any proposed amendment to the Company's Restated Articles of Incorporation which (i) authorizes, or increases the number of authorized shares of, any capital stock (which, in the case of the Preference Stock, includes any increase in the number of authorized shares of Preferred Stock) or any security or obligation convertible into any other capital stock ranking prior to the Preferred Stock or the Preference Stock, as the case may be, in the distribution of assets on any liquidation, dissolution or winding up of the Company or in the payment of dividends (and if an affirmative vote of the holders of each series of Preferred Stock or each series of Preference Stock is required by law, the affirmative vote of the holders of at least a majority of the shares of each such series at the time outstanding will also be required to adopt any such proposed amendment) or (ii) affects adversely the relative rights, preferences, qualifications, limitations or restrictions of the outstanding Preferred Stock or Preference Stock, as the case may be, or the holders thereof, provided, that if any such amendment affects adversely the relative rights, preferences, qualifications, limitations or restrictions of less than all series of the Preferred Stock or less than all series of the Preference Stock, as the case may be, at the time outstanding, then only the affirmative vote of the holders of at least two-thirds of the shares of each series so affected is necessary. However, any amendment to the Company's Restated Articles of Incorporation to authorize, or to increase the number of authorized shares of, any capital stock ranking on a parity with the Preferred Stock or the Preference Stock, as the case may be, in the distribution of assets on any liquidation, dissolution or winding up of the Company or in the payment of dividends will not be deemed to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the Preferred Stock or the Preference Stock, as the case may be, or any series thereof. Without the affirmative vote of the holders of at least a majority of the shares of the Preferred Stock or a majority of the shares of the Preference Stock, as the case may be, at the time outstanding (or, if an affirmative vote of the holders of the shares of the Preferred Stock or the Preference Stock of each series is required by law, without the affirmative vote of holders of at least a majority of the shares of the Preferred Stock or the Preference Stock, as the case may be, of each series at the time outstanding), the Company may not adopt any proposed amendment to the Company's Restated Articles of Incorporation which increases the number of authorized shares of, the Preferred Stock or the Preference Stock, as the case may be, or authorizes, or increases the number of authorized shares of any capital stock or any security or obligation convertible into any capital stock ranking on a parity with the Preferred Stock or the Preference Stock, as the case may be, in the distribution of assets on any liquidation, dissolution or winding up of the Company or in the payment of dividends, or to authorize any sale, lease or conveyance of all or substantially all of the assets of the Company, or to adopt any agreement of merger of the Company with or into any other corporation or any agreement of merger of any other company with or into the Company; provided that no such vote of the holders of the Preferred Stock or the Preference Stock, as the case may be, will be required to adopt any such agreement of merger if none of the relative rights, preferences, qualifications, limitations or restrictions of the outstanding Preferred Stock or Preference Stock, as applicable, or any series thereof would be adversely affected thereby and if the corporation resulting therefrom will have thereafter no authorized stock ranking prior to or on a parity with the Preferred Stock or the Preference Stock, as the case may be, in the distribution of assets on any liquidation, dissolution or winding up of such resulting corporation or in the payment of dividends, except the same number of authorized shares of stock with the same relative rights, preferences, qualifications, limitations and restrictions thereof as the stock of the Company authorized immediately preceding such merger and if each holder of the shares of the Preferred Stock or the Preference Stock, as the case may be, immediately preceding such merger receives the same number of shares, with the same relative rights, preferences, qualifications, limitations and restrictions thereof, of stock of such resulting corporation.

  Except as described above or as required by law, the Priority Stock will not be entitled to any voting rights unless provided for in the applicable Certificate of Designations and set forth in the applicable Prospectus Supplement. As more fully described under "Description of Depositary Shares" below, if the Company elects to issue Depositary Shares, each representing a fraction of a share of a series of the Priority Stock, each such Depositary Share will, in effect, be entitled to such fraction of a vote per Depositary Share.

NO OTHER RIGHTS. The shares of a series of Priority Stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable Prospectus Supplement, the Restated Articles of Incorporation and the Certificate of Designations or as otherwise required by law.

TRANSFER AGENT AND REGISTRAR. The transfer agent for the Offered Priority Stock will be described in the applicable Prospectus Supplement.

SERIES A PREFERENCE STOCK. As of October 3, 1993, the only series of Priority Stock outstanding was the Company's Series A Preference Stock. The general terms of the Company's Preference Stock are described above. The following description of the specific terms of the Series A Preference Stock does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Restated Articles of Incorporation.

  The Series A Preference Stock has a liquidation preference of $50 per one-tenth of a share. The shares of Series A Preference Stock are redeemable, in whole or in part, at the option of the Company at any time until December 30, 1993 at a redemption price of $51.40 per one-tenth of a share, which redemption price declines over time to $50.00 per one-tenth of a share on December 30, 1996. There is no mandatory redemption or sinking fund obligation with respect to the Series A Preference Stock except upon a Series A Change in Control. In the event of any Series A Change in Control, each holder of Series A Preference Stock shall have the right, at the holder's option, to require the Company to buy all or any part of the holder's Series A Preference Stock on the date (the "Repurchase Date") that is 100 days after the date of such Series A Change in Control at the optional redemption price in effect on the Repurchase Date (plus accumulated dividends to the Repurchase Date).

  Holders of Series A Preference Stock are entitled to receive, prior to the payment of dividends on shares of Common Stock, cumulative cash dividends at an annual rate equivalent to $3.50 per one-tenth of a share, when and as declared by the Board of Directors out of funds legally available therefor, payable quarterly on March 30, June 30, September 30 and December 30. Dividends on the Series A Preference Stock are cumulative from the date of original issue of the series and are payable to the holder of record on such respective dates as may be fixed by the Board of Directors in advance of the payment of each dividend.

  The holders of Series A Preference Stock have no voting rights except where voting rights are given to them specifically by law and except as described above under "Description of Preferred Stock and Preference Stock--Voting Rights".

  The holder of any shares of Series A Preference Stock has the right, at its option, to convert any or all such shares, as whole shares and as fractional shares of one-tenth or any integral multiple thereof, into Common Stock at any time at a rate (subject to adjustments in certain events) of .64935 shares of Common Stock (1.29870 shares after giving effect to the October 12, 1993 stock split) for each one-tenth of a share of Series A Preference Stock, equivalent to a conversion price of $77 for each share of Common Stock ($38.50 on a post split basis).

  The shares of Series A Preference Stock are exchangeable in whole, but not in part, at the option of the Company into 7% Convertible Subordinated Debentures due 2011 on any dividend payment date to and including September 30, 2010, at a rate of $50 principal amount of Debentures for each one-tenth of a share of Series A Preference Stock.

  As used herein, (i) "Acquiring Person" means any person who is or becomes the beneficial owner, directly or indirectly, of 10% or more of the outstanding Common Stock of the Company; (ii) a "Series A Change in Control" of the Company is deemed to have occurred at such time as (a) any person is or becomes the beneficial owner, directly or indirectly, of 30% or more of the outstanding Common

Stock or (b) individuals who constitute the Continuing Directors cease for any reason to constitute at least a majority of the Board of Directors; provided that in the case of either (a) or (b) a Change of Control will not be deemed to have occurred if the event has been approved for purposes of the Series A Preference Stock by a majority of the Continuing Directors; and (iii) "Continuing Director" means any member of the Board of Directors who is not affiliated with an Acquiring Person and who was a member of the Board of Directors immediately prior to the time that the Acquiring Person became an Acquiring Person and any successor to a Continuing Director who is not affiliated with the Acquiring Person and is recommended to succeed a Continuing Director by a majority of Continuing Directors who are then members of the Board of Directors.

                        DESCRIPTION OF DEPOSITARY SHARES

  The following is a description of certain general terms and provisions of the Depositary Shares. The particular terms of any series of Depositary Shares will be described in the applicable Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below. The summary of terms of the Deposit Agreement (as defined below) and of the Depositary Shares and Depositary Receipts (as defined below) contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, reference to the forms of the Deposit Agreement and Depositary Receipts which have been or will be filed with the Commission at or prior to the time of the offering of such Depositary Shares.

GENERAL. The Company may, at its option, elect to offer fractional interests in shares of Preferred Stock and Preference Stock, rather than shares of Preferred Stock or Preference Stock. In the event such option is exercised, the Company will provide for the issuance by a Depositary to the public of receipts for Depositary Shares ("Depositary Receipts"), each of which will represent a fractional interest.

  The shares of any series of the Preferred Stock or Preference Stock underlying the Depositary Shares will be deposited under a separate Deposit Agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the "Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fractional interest in a share of Preferred Stock or Preference Stock underlying such Depositary Shares, to all the rights and preferences of the Preferred Stock or Preference Stock underlying such Depositary Share (including dividend, voting, redemption, conversion and liquidation rights).

  The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement.

  Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

  Upon surrender of Depositary Receipts at the office of the Depositary and upon payment of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Shares is entitled to have the Depositary deliver to such holder the whole shares of Preferred Stock or Preference Stock underlying the Depositary Shares evidenced by the surrendered Depositary Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS. The Depositary will distribute all cash dividends or other cash distributions received in respect of the applicable Preferred Stock or Preference Stock to the record holders of Depositary Shares relating to such Preferred Stock or Preference Stock in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

  In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

  The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Stock or Preference Stock shall be made available to holders of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES. If a series of the Preferred Stock or Preference Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of the Preferred Stock or Preference Stock held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock or Preference Stock. Whenever the Company redeems shares of Preferred Stock or Preference Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares relating to shares of Preferred Stock or Preference Stock so redeemed. If less than all of the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

  After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

VOTING THE PREFERRED STOCK AND PREFERENCE STOCK. Upon receipt of notice of any meeting at which the holders of the Preferred Stock or Preference Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock or Preference Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for such Preferred Stock or Preference Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock or Preference Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock or Preference Stock underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of Preferred Stock or Preference Stock to the extent it does not receive specific instructions from the holders of Depositary Shares relating to such Preferred Stock or Preference Stock.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT. The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares relating thereto have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock or Preference Stock of the relevant series in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of the related Depositary Shares.

CHARGES OF DEPOSITARY. The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and the Preference Stock and any redemption of the Preferred Stock and the Preference Stock. Holders of Depositary Shares will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

MISCELLANEOUS. The Depositary will forward to the holders of Depositary Shares all reports and communications from the Company which are delivered to the Depositary and which the Company is required to furnish to the holders of the applicable Preferred Stock or Preference Stock.

  Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares, Preferred Stock or Preference Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock or Preference Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY. The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                          DESCRIPTION OF COMMON STOCK

  The following is a description of certain terms of the Common Stock. This description does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Company's Restated Articles of Incorporation.

GENERAL. The Company is authorized to issue up to 50,000,000 shares of Common Stock. As of October 3, 1993, there were approximately 17.4 million shares of Common Stock (34.7 million shares on a stock split basis) outstanding held by approximately 4,400 shareholders of record. Subject to the limitations described below and the prior rights of the Preferred Stock and Preference Stock, the Common Stock, $2.50 par value, of the Company is entitled to dividends when and as declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share. There is no provision for cumulative voting or preemptive rights. The holders of Preferred Stock and the holders of Preference Stock are each entitled to elect two directors of the Company upon default in the payment of six quarterly dividends on any series of such class and have voting rights with respect to amendments of the Restated Articles of Incorporation affecting certain of their rights and in the case of certain mergers, consolidations and dispositions of substantially all the Company's assets. See "Description of Preferred Stock and Preference Stock--Voting Rights". Upon any liquidation, voluntary or involuntary, of the Company, holders of Common Stock are entitled ratably to all the assets of the Company after payment of the Company's liabilities and satisfaction of the liquidation preferences of the Preferred Stock and the Preference Stock. The outstanding shares of Common Stock are, and any shares of Common Stock offered pursuant to a Prospectus Supplement will be, upon issuance against full payment therefor, fully paid and non-assessable.

  The Company's Common Stock is listed on the New York and Pacific Stock Exchanges. The transfer agent and registrar for the Common Stock is The First National Bank of Chicago, Chicago, Illinois.

DIVIDENDS. No dividends or distributions may be declared or paid or made on, or acquisitions made of, any Common Stock unless dividends on all outstanding Preferred Stock and Preference Stock for all past quarterly dividend periods have been declared and paid or a sum sufficient for payment set apart. A number of the agreements under which the Company has borrowed money restrict the Company's payment of dividends (other than stock dividends) and distributions on and the redemption, purchase and acquisition by the Company of its capital stock, including the Preferred Stock and the Preference Stock. These restrictions typically limit the sum of all such payments, distributions, redemptions, purchases and acquisitions from a given date to a specified amount of retained earnings at such date plus consolidated net income and the net proceeds to the Company from the sale of its capital stock and indebtedness converted into such stock after such date. Several such agreements require the Company to maintain minimum net worth and working capital at specified levels. As of October 3, 1993, under the most restrictive of such requirements, the Company would have been able to pay dividends on its capital stock of approximately $193 million. In addition, at any time the Company is in default under its revolving credit facility or certain other financing arrangements, the Company would be prohibited from paying dividends. The Company is presently unaware of any facts or circumstances that would give rise to any such default.

SHAREHOLDERS' RIGHTS PLAN. The Company has a Shareholders' Rights Plan which it first adopted in 1986 (the "Rights Plan"). The Rights Plan provides that each share of Common Stock has associated with it a stock purchase right. The Rights Plan becomes operative when a person or entity acquires 15% of the Common Stock or commences a tender offer to purchase 20% or more of the Common Stock without the approval of the Company's Board of Directors. In the event a person or entity acquires 15% of the Common Stock, each right, except for the acquiring person's rights, can be exercised to purchase $400 worth of Common Stock for $200. In addition, for a period of 10 days after such acquisition, the Board of Directors can exchange such right for a new right which permits the holders to purchase one share of Common Stock for $1. If a person or entity commences a tender offer to purchase 20% or more of the Common Stock, unless the Board of Directors redeems the rights within 10 days of the event, each right can be exercised to purchase one share for $200. If the person or entity becomes an acquiring person, then the provisions noted above apply. The Rights Plan also allows holders of the rights to purchase shares of the acquiring person's stock at a discount if the Company is acquired or 50% of the assets or earnings power of the Company is transferred to an acquiring person.

ANTITAKEOVER PROVISIONS OF INDIANA LAW. Indiana Code (S) 23-1-42 (the "Control Share Act") provides that any person or group of persons that acquires the power to vote more than one-fifth of certain corporations' shares shall not have the right to vote such shares unless granted voting rights by the holders of a majority of the outstanding shares of the corporation and by the holders of a majority of the outstanding shares excluding "interested shares". Interested shares are those shares held by the acquiring person, officers of the corporation and employees of the corporation who are also directors of the corporation. If the approval of voting power for the shares is obtained, additional shareholder approvals are required when a shareholder acquires the power to vote more than one-third and more than a majority of the voting power of the corporation's shares. In the absence of such approval, the additional shares acquired by the shareholder may not be voted.

  If the shareholders grant voting rights to the shares after a shareholder has acquired more than a majority of the voting power, all shareholders of the corporation are entitled to exercise statutory dissenters' rights and to demand the value of their shares in cash from the corporation. If voting rights are not accorded to the shares, the corporation may have the right to redeem them. The provisions of the Control Share Act do not apply to acquisitions of voting power pursuant to a merger or share exchange agreement to which the corporation is a party.

  The Company's By-laws provide that Cummins is not subject to the Control Share Act; however, such By-laws may be amended by the Board of Directors without a shareholder vote.

  Indiana Code (S) 23-1-43 (the "Business Combination Act") prohibits a person who acquires beneficial ownership of 10% or more of certain corporations' shares (an "Interested Shareholder"), or any affiliate or associate of an Interested Shareholder, from effecting a merger or other business combination with the corporation for a period of five years from the date on which the person became an Interested Shareholder, unless the transaction in which the person became an Interested Shareholder was approved in advance by the corporation's Board of Directors. Following the five-year period, a merger or other business combination may be effected with an Interested Shareholder only if (a) the business combination is approved by the corporation's shareholders, excluding the Interested Shareholder and any of its affiliates or associates, or (b) the consideration to be received by shareholders in the business combination is at least equal to the highest price paid by the Interested Shareholder in acquiring its interest in the corporation, with certain adjustments, and certain other requirements are met. The Business Combination Act broadly defines the term "business combination" to include mergers, sales or leases of assets, transfers of shares of the corporation, proposals for liquidation and the receipt by an Interested Shareholder of any financial assistance or tax advantage from the corporation, except proportionately as a shareholder of the corporation.

  The overall effect of the above provisions may be to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control of the Company by a holder of a large block of the Company's stock or other person, or the removal of incumbent management, even if such actions may be beneficial to the Company's shareholders generally.

INVESTMENT AGREEMENTS. In July 1990, the Company entered into (i) an Investment Agreement with Ford pursuant to which, among other things, in consideration of $100,000,000 received from Ford, Ford was issued one share of a newly created series of the Company's Preference Stock, designated Convertible Preference Stock, Series F (the "Series F Preference Stock"), which Series F Preference Stock was subsequently converted into 1,600,000 shares of Common Stock, (ii) an Investment Agreement with Tenneco Inc., a Delaware corporation ("Tenneco"), pursuant to which, among other things, in consideration of $100,000,000 received from Tenneco, Tenneco was issued one share of a newly created series of the Company's Preference Stock, designated Convertible Preference Stock, Series T (the "Series T Preference Stock"), which Series T Preference Stock was subsequently converted into 1,600,000 shares of Common Stock and (iii) an Investment Agreement with Kubota Corporation, a Japanese corporation ("Kubota"), pursuant to which, among other things, in consideration of $49,985,000 received from Kubota, Kubota was issued one share of a newly created series of the Company's Preference Stock, designated Convertible Preference Stock, Series K (the "Series K Preference Stock"), which Series K Preference Stock was subsequently converted into 799,760 shares of Common Stock. The consideration received from each of Ford, Tenneco and Kubota (individually, an "Investor" and collectively, the "Investors") represented a price of $62.50 per share of Common Stock.

  In July 1990, the Company also entered into a Stock Option Agreement with Ford, pursuant to which, among other things, for a six-year period Ford has an option (the "Option") to purchase 1,480,702 shares of Common Stock, subject to adjustment for various actions that Ford or the Company may or may not take, at a price per share equal to the higher of (x) $62.50 per share and (y) 120% of the Market Price (as defined in such Stock Option Agreement) at the time of exercise of the Option thereunder.

  The Investment Agreement with each Investor, among other things, prohibits each Investor and its affiliates (as defined in Rule 12b-2 under the Exchange
Act), except in limited circumstances, from (i) acquiring additional securities of the Company having the ordinary power to vote, in the absence of contingencies, in the election of directors of the Company ("Voting Securities") in excess of the percentage limitation specified therein (in the case of Ford 10.8% (plus the shares purchased pursuant to the Option), in the case of Tenneco 10.8%, and in the case of Kubota 5.4%); (ii) making any public announcement or proposal regarding any merger, consolidation or certain other extraordinary transactions unless solicited by the Company's Board of Directors; (iii) participating in any solicitation of proxies or election contest; (iv) proposing any matter for submission to a vote of the Company's shareholders; (v) participating in a group with respect to any Voting Securities; (vi) granting any proxy to any person not designated by the Company; (vii) entering into any discussions, negotiations, arrangements or understandings with respect to any of the foregoing provisions; (viii) disclosing to any third party any intention, plan or arrangement inconsistent with the foregoing provisions or the provisions regarding restrictions on transfers of Voting Securities; and (ix) requesting the Company to waive, amend or modify any standstill provision.

  If an Investor's interest is diluted through subsequent issuances of Voting Securities by the Company, each Investor has the right under its Investment Agreement to purchase additional Voting Securities of the Company in the open market, through privately negotiated transactions or directly from the Company (on the same terms as such subsequent issuances in the case of acquisitions directly from the Company), up to an amount that would result in the Investor beneficially owning the same percentage of the total Voting Securities as that owned immediately prior to such issuances. In the event that an Investor elects to acquire some or all of such shares of Common Stock, the Company could be required to issue new shares of Common Stock to such Investor.

  If the Company issues Voting Securities to a person that would have a higher percentage interest of Voting Securities than Ford, Ford has the right pursuant to its Investment Agreement to purchase Voting Securities from the Company, on the same terms, up to such higher percentage. In the event any manufacturer or wholesale distributor of automobiles or trucks having annual or consolidated worldwide automobile or truck sales in excess of $100,000,000 or any affiliate thereof ("Manufacturers") (i) files a Schedule 13D in respect of the acquisition of Voting Securities in the open market or through privately negotiated transaction or (ii) makes a filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 evidencing an intent to acquire Voting Securities, Ford would be permitted to buy, in the open market or, at the option of the Company, from the Company, Voting Securities representing the highest total voting power of Voting Securities of such Manufacturer; provided that Ford may not purchase more than a 10% interest in the Company in such transactions and that the number of shares purchasable upon exercise of the Option is reduced by the number of shares so purchased. The Investment Agreement with Ford provides that the Company will not issue or sell Voting Securities to any Manufacturer; provided that such prohibition will terminate in the event that Ford sells Voting Securities representing in excess of 33% of the voting power of the Voting Securities beneficially owned by it (excluding, for purposes of the calculation of such percentage, certain permitted sales and Voting Securities which may in the future be acquired by Ford pursuant to certain provisions of its Investment Agreement).

  In the event the Board of Directors approves any transaction pursuant to which the Company is to be acquired in a merger, consolidation or sale of substantially all its assets, or pursuant to which a person is to acquire voting securities representing a majority of the voting power of all then outstanding Voting Securities, then, as long as that transaction is being pursued, each Investor would be permitted to make a tender or exchange offer notwithstanding the restrictions on acquiring additional Voting Securities and on making acquisition proposals described above.

  Except in limited circumstances, each Investment Agreement prohibits transfers or sales of Voting Securities by the Investor for six years. After six years each Investor is subject to other limited restrictions on transfer, as more fully set forth in their respective Investment Agreements.

  Notwithstanding the transfer restrictions, each Investor is permitted to tender its Voting Securities into a tender or exchange offer commenced by the Company (or a subsidiary of the Company) or approved by the Board of Directors. If any other tender or exchange offer is consummated and the bidder acquires Voting Securities representing more than 50% of the voting power of the Voting Securities then outstanding, each Investor has the right to require the Company to purchase the amount of Voting Securities which would have been purchased in that offer had such Investor tendered its shares. In addition, if the Company and Kubota mutually determine that a joint venture between them in the European Economic Community ("EEC") is not feasible, Kubota will be entitled, subject to certain restrictions, to transfer its Voting Securities prior to six years.

  Each Investor is free to vote its Voting Securities as it sees fit on any matter submitted to a vote of the Company's shareholders, except that each Investor is required to vote for the election of all nominees included in the Company's slate of directors.

  In the event the Company enters into an agreement pursuant to which it agrees to issue shares to a person that would have more than a 10% interest in the Company, Ford and Tenneco would be given the benefit of any terms more favorable (other than price and amount of securities being purchased) than those in their respective Investment Agreements.

  Each of Ford and Tenneco, pursuant to their respective Investment Agreements, is entitled to designate one person (reasonably satisfactory to the Company) for election to the Board of Directors. Ford is presently entitled to designate at least one such person, and may in the future be entitled to designate more, depending upon and in proportion to its percentage ownership in the Company. Neither Ford nor Tenneco will be entitled to designate any persons for election to the Board of Directors if its respective percentage ownership of the voting power of the Company's voting securities drops to below 10% as a result of the transfer of voting securities.

  The term of each Investment Agreement is until the earlier of (i) the later of six years and the first date on which the respective Investor ceases to beneficially own Voting Securities representing at least 5% of the total voting power of all then outstanding Voting Securities and (ii) ten years; provided that certain provisions of the respective Investment Agreements will explicitly survive their stated terms.

  In connection with the Investment Agreements, the Company modified the Rights Plan to provide that (i) Ford would not be deemed an "Acquiring Person" thereunder; provided that Ford does not acquire Beneficial Ownership of Common Shares (as defined therein) except as permitted by the Investment Agreement and Stock Option Agreement between the Company and Ford and (ii) Tenneco would not be deemed an "Acquiring Person" thereunder; provided that Tenneco does not acquire Beneficial Ownership of Common Shares except as permitted by the Investment Agreement between the Company and Tenneco. Pursuant to, and as provided in, the Investment Agreements the Company also agreed to further amend the Rights Plan to permit acquisitions of Voting Securities permitted by the Investment Agreements.

  Tenneco currently intends, subject to approval by the U.S. Department of Labor, to transfer the 1,600,000 shares of Cummins Common Stock it holds pursuant to its Investment Agreement with Cummins to a trust that funds pension plans sponsored by Tenneco. The shares will continue to be subject to the terms of such Investment Agreement, and the trust has agreed to assume all of Tenneco's rights and obligations under such Investment Agreement.

  The foregoing descriptions of the Investment Agreements with each of Ford, Tenneco and Kubota and the Amendment to the Rights Agreement are subject to, and qualified in their entirety by, reference to each such agreement, certificate or document.

                            DESCRIPTION OF WARRANTS

GENERAL. The Company may issue Warrants, including Warrants to purchase Debt Securities ("Debt Warrants"), as well as other types of Warrants ("Other Warrants"). Warrants may be issued independently or together with any Securities and may be attached to or separate from such Securities. Each series of Warrants will be issued under a separate warrant agreement (each a "Warrant Agreement") to be entered into between the Company and a warrant agent ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The summary of terms of the Debt Warrants and the Other Warrants contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, the form of the Warrant Agreement which has been or will be filed with the Commission at or prior to the time of the offering of such Warrants.

DEBT WARRANTS. The Prospectus Supplement relating to particular Debt Warrants offered thereby will describe the following terms of such Debt Warrants: (1) the title of such Debt Warrants; (2) the aggregate number of such Debt Warrants; (3) the price or prices at which such Debt Warrants will be issued;
(4) the currency or currencies, including composite currencies, in which the price of such Debt Warrants may be payable; (5) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants; (6) if applicable, the designation and terms of the Debt Securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such Debt Security; (7) the currency or currencies, including composite currencies, in which the principal of or any premium or interest on the Debt Securities purchasable upon exercise of such Debt Warrant will be payable; (8) if applicable, the date on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (9) the price at which and currency or currencies, including composite currencies, in which the Debt Securities purchasable upon exercise of such Debt Warrants may be purchased; (10) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire; (11) if applicable, the minimum or maximum amount of such Debt Warrants which may be exercised at any one time; (12) information with respect to book-entry procedures, if any; (13) if applicable, a discussion of certain United States Federal income tax considerations; and (14) any other terms of such Debt Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Debt Warrants.

OTHER WARRANTS. The Prospectus Supplement relating to particular Other Warrants offered thereby will describe the following terms of such Other Warrants: (1) the title of such Other Warrants; (2) the securities (which may include Preferred Stock, Preference Stock, Depositary Shares or Common Stock) for which such Other Warrants are exercisable; (3) the price or prices at which such Other Warrants will be issued; (4) the currency or currencies, including composite currencies, in which the price of such Other Warrants may be payable; (5) if applicable, the designation and terms of the Debt Securities, Preferred Stock, Preference Stock or Depositary Shares with which such Other Warrants are issued and the number of such Other Warrants issued with each such Debt Security, share of Preferred Stock or Preference Stock or Depositary Share; (6) if applicable, the date on and after which such Other Warrants and the related Debt Securities, Preferred Stock, Preference Stock or Depositary Shares will be separately transferable; (7) if applicable, a discussion of certain United States Federal income tax considerations; and
(8) any other terms of such Other Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Other Warrants.


                              PLAN OF DISTRIBUTION

  The Company may sell Securities to one or more underwriters for public offering and sale by them or may sell Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of Securities will be named in the applicable Prospectus Supplement. Any sale of Securities to one or more underwriters may include stand-by call arrangements or other arrangements whereby an underwriter purchases Securities directly or indirectly from the Company in connection with a redemption of securities convertible into Securities.

  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the method of distribution of the offered Securities.

  In connection with the sale of Securities, underwriters or agents acting on the Company's behalf may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

  Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of Securities may be deemed to be underwriting discounts and commissions under the Securities. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

  If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with which Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investments companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. The obligations of any purchaser under any Contract will not be subject to any conditions except that (i) the purchase by an institution of the Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are also being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by the Contracts. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of the Contracts.

                             VALIDITY OF SECURITIES

  The validity of the Securities offered will be passed upon for the Company by Steven L. Zeller, Esq., Vice President-Law and External Affairs and Secretary of the Company, Columbus, Indiana and for the Underwriters or agents, if any, by Davis Polk & Wardwell, New York, New York. Mr. Zeller may rely as to matters of New York law upon the opinion of Cravath, Swaine & Moore, New York, New York. Davis Polk & Wardwell will rely as to matters of Indiana law upon the opinion of Mr. Zeller.

                                    EXPERTS

  The consolidated financial statements and schedules included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the change in the method of accounting for the cost of retiree's health care and life insurance benefits, post employment benefits and income taxes.

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 NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTA-
TIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPEC-TUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PRO-SPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUP-PLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECU-RITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

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                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information...................................................... S-2
Incorporation of Certain Documents by Reference............................ S-2
The Company................................................................ S-3
Recent Operating Results................................................... S-8
Use of Proceeds............................................................ S-9
Capitalization............................................................. S-9
Selected Financial Data.................................................... S-10
Description of the Debentures.............................................. S-11
Underwriting............................................................... S-15
Experts.................................................................... S-15
Validity of Securities..................................................... S-15

                                  PROSPECTUS

Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    3
Use of Proceeds............................................................    3
Ratio of Earnings to Fixed Charges.........................................    3
Price Range of Common Stock and Dividends..................................    4
Description of Debt Securities.............................................    4
Description of Preferred Stock and Preference Stock........................   10
Description of Depositary Shares...........................................   15
Description of Common Stock................................................   17
Description of Warrants....................................................   22
Plan of Distribution.......................................................   23
Validity of Securities.....................................................   24
Experts....................................................................   24

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                                 $120,000,000

                                CUMMINS ENGINE
                                 COMPANY, INC.

                    6.75% DEBENTURES DUE FEBRUARY 15, 2027

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                                     LOGO

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                             GOLDMAN, SACHS & CO.

                                LEHMAN BROTHERS


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